UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Clover Health Investments, Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18914F103

(CUSIP Number)

Vivek Garipalli

c/o Clover Health Investments, Corp.

725 Cool Springs Blvd., Suite 320

Franklin, TN 37067

(201) 432-2133

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18914F103

1.	Names of Reporting Persons. Vivek Garipalli
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power 83,584,543 (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power 83,584,543 (See Item 5(b) below)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,584,543 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8% (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D (this “Statement”) relates to shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Clover Health Investments, Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 725 Cool Springs Blvd, Suite 320, Franklin, TN 37067.

Item 2. Identity and Background

(a) This Statement is filed by Vivek Garipalli. Mr. Garipalli is referred to as the “Reporting Person.”

(b) The business address of the Reporting Person is c/o Clover Health Investments, Corp., 725 Cool Springs Blvd, Suite 320, Franklin, TN 37067.

(c) The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer (the “Board”).

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

All of the shares of Class B Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to an Agreement and Plan of Merger, dated October 5, 2020, as amended by that certain Amendment to the Agreement and Plan of Merger, dated December 8, 2020 (collectively, the “Merger Agreement”), by and among Social Capital Hedosophia Holdings Corp. III (“SCH”), a special purpose acquisition company, Hestia Merger Sub Inc. (the “Merger Sub”), a direct wholly owned subsidiary of SCH, and Clover Health Investments, Corp. (“Legacy Clover Health”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Clover Health, the separate corporate existence of Merger Sub ceased and Legacy Clover Health became the surviving corporation and a wholly owned subsidiary of SCH (the “First Merger”). Upon consummation of the First Merger, Legacy Clover Heath merged with and into SCH, with SCH being the surviving corporation (the “Second Merger”) and SCH was renamed Clover Health Investments, Corp. The First Merger and the Second Merger (collectively, the “Business Combination”) closed on January 7, 2021.

In accordance with the applicable terms of the Merger Agreement, immediately prior to the effective time of the Business Combination, (i) each share of capital stock of Legacy Clover Health held by Caesar Ventures, LLC, NJ Healthcare Investments, LLC and Titus Ventures, LLC were exchanged for shares of Class Z common stock of Legacy Clover Health on a 1:1 basis pursuant to Share Exchange Agreement, dated as of October 5, 2020, by and among Legacy Clover Health and such entities; and (ii) all outstanding principal and accrued but unpaid yield due to Caesar Clover, LLC converted into shares of Class Z common stock of Legacy Clover Health. On January 7, 2020, upon the closing of the Business Combination, all outstanding shares of Class Z common stock of Legacy Clover Health were cancelled in exchange for the right to receive shares of Class B Common Stock, par value $0.0001 per share, of Issuer at a deemed value of $10.00 per share on approximately a 2.0681:1 basis.

Item 4. Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Pursuant to the terms of the Merger Agreement, entities affiliated with the Reporting Person (collectively, the “Affiliated Entities”), of which the Reporting Person serves as the sole manager, tendered the following securities of Legacy Clover Health in exchange for the following securities of the Issuer:

•	36,601,265 shares of Class Z Common Stock of Legacy Clover Health tendered by NJ Healthcare Investments, LLC in exchange for 75,694,143 shares of Class B Common Stock of the Issuer.

•	88,102 shares of Class Z Common Stock of Legacy Clover Health tendered by Titus Ventures, LLC in exchange for 182,201 shares of Class B Common Stock of the Issuer.

•	2,730,044 shares of Class Z Common Stock of Legacy Clover Health tendered by Caesar Ventures, LLC in exchange for 5,645,934 shares of Class B Common Stock of the Issuer.

•	997,191 shares of Class Z Common Stock of Legacy Clover Health tendered by Caesar Clover, LLC in exchange for 2,062,265 shares of Class B Common Stock of the Issuer.

•

RSUs that will have settled for 3,464,373 shares of common stock of Legacy Clover Health tendered by the Reporting Person in exchange for 7,164,581 performance-based RSUs (“PRSUs”) of the Issuer. The PRSUs generally vest in five equal installments on January 7 of each of 2022, 2023, 2024, 2025 and 2026, respectively, provided that the applicable performance goal has been achieved by such date (and, if not, on the date the applicable performance goal is subsequently achieved), and are subject to the continuous service of the Reporting Person as Chief Executive Officer, Co-Chief Executive Officer or Executive Chairman of the Issuer through the applicable vesting date. The applicable performance goal for each tranche will be satisfied if the Issuer’s Class A Common Stock achieves a specified per share market price for such tranche for at least 90 consecutive calendar days. Shares of the Issuer’s Class B Common Stock will be delivered to the Reporting Person upon vesting of the PRSUs.

In accordance with the terms of an Employment Agreement between the Reporting Person and the Issuer, effective immediately after the closing of the Business Combination (the “Employment Agreement”), the Issuer granted to Reporting Person 16,713,491 RSUs and 5,571,164 PRSUs. The RSUs will vest in equal annual installments over five years, beginning on January 7, 2022, subject to the continuous service of the Reporting Person as Chief Executive Officer, Co-Chief Executive Officer or Executive Chairman of the Issuer through each vesting date. The PRSUs generally vest in five equal installments on January 7 of each of 2022, 2023, 2024, 2025 and 2026, respectively, provided that the applicable performance goal has been achieved by such date (and, if not, on the date the applicable performance goal is subsequently achieved), and are subject to the continuous service of the Reporting Person as Chief Executive Officer, Co-Chief Executive Officer or Executive Chairman of the Issuer through the applicable vesting date. The applicable performance goal for each tranche will be satisfied if the Issuer’s Class A Common Stock achieves a specified per share market price for such tranche for at least 90 consecutive calendar days. Shares of the Issuer’s Class B Common Stock will be delivered to the Reporting Person upon vesting of the RSUs and PRSUs. If the Reporting Person’s employment is terminated by the Issuer without cause, or by the Reporting Person for good reason (each term as defined in the Employment Agreement) during the period beginning one month prior to and ending 12 months following a change in control of the Issuer, subject to the Reporting Person’s execution and non-revocation of a general release of claims in favor of the Issuer and continued compliance with customary confidentiality and non-solicitation requirements, then, in addition to any accrued amounts, the Reporting Person will be entitled to receive full accelerated vesting of all outstanding and unvested equity awards.

The Reporting Person serves as Chief Executive Officer and a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Registration Rights Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, the Reporting Person and the Affiliated Entities may from time to time buy or sell securities of the Issuer as appropriate for the personal circumstances of the Reporting Person and the Affiliated Entities.

Except as described herein, neither the Reporting Person nor the Affiliated Entities has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person and the Affiliated Entities reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person and the Affiliated Entities may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the evaluation by the Reporting Person and the Affiliated Entities of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person and the Affiliated Entities, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person and the Affiliated Entities may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 3, 4 and 6 of this Statement is incorporated by reference into this Item 5.

(a) The Reporting Person is the beneficial owner of 83,584,543 shares of Class B Common Stock of the Issuer, representing 36.8% of the outstanding Class A Common Stock of the Issuer. Such percentage calculation is based on (i) 143,475,108 shares of Class A Common Stock outstanding as of January 7, 2021, as disclosed in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 13, 2021, and assumes (ii) the conversion of 83,584,543 shares of Class B Common Stock held by the Affiliated Entities into 83,584,543 shares of Class A Common Stock.

Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Additionally, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfer, whether or not for value (subject to certain exceptions) and upon the occurrence of certain other events set forth in the Issuer’s Amended and Restated Certificate of Incorporation. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(b) The number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 83,584,543 (1)

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: 83,584,543 (1)

(1)

Consists of (i) 5,645,934 shares of Class B common stock held by Caesar Ventures, LLC (“Caesar Ventures”), (ii) 2,062,265 shares of Class B common stock held by Caesar Clover, LLC (“Caesar Clover”), (iii) 75,694,143 shares of Class B common stock held by NJ Healthcare Investments, LLC (“NJ Healthcare”), and (iv) 182,201 shares of Class B common stock held by Titus Ventures, LLC (“Titus Ventures”). The Reporting Person serves as the sole manager of Caesar Ventures, Caesar Clover, NJ Healthcare and Titus Ventures, respectively. Therefore, the Reporting Person may be deemed to share voting power and dispositive power over the shares held by the Affiliated Entities. The address of each of the Affiliated Entities is 11 Colts Gait Lane, Colts Neck, NJ 07722.

(c) Except as disclosed elsewhere in this Statement, neither the Reporting Person nor the Affiliated Entities has had transactions in the Issuer’s securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

In connection with the Business Combination, the Issuer entered into an Amended and Restated Registration Rights Agreement, dated January 7, 2021 (the “Registration Rights Agreement”), with former stockholders of Legacy Clover Health, certain of the Issuer’s directors and certain entities affiliated with the Issuer’s directors, including the Reporting Person and the Affiliated Entities. The Registration Rights Agreement grants to the Reporting Person and the Affiliated Entities, and their respective permitted transferees, customary shelf registration rights and piggyback registration rights, in each case subject to customary terms and conditions.

Pursuant to the terms of the Registration Rights Agreement and the Issuer’s Bylaws, the Reporting Person and the Affiliated Entities agreed, subject to certain exceptions, that they will not sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, with respect to, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or publicly announce any intention to effect any transaction previously specified in respect of shares of Class A Common Stock of the Issuer acquired in the Business Combination (the “Lock-up Shares”) until the earlier of (i) the date that is 180 days after the date of the closing of the Business Combination (the “Closing Date”) and (ii) (a) for 33.33% of the Lock-up Shares, the date on which the last reported sale price of the Class A Common Stock of the Issuer equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 31 days after the Closing Date and (b) for an additional 50% of the Lock-up Shares, the date on which the last reported sale price of the Class A Common Stock of the Issuer equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 31 days after the Closing Date.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of October 5, 2020, by and among the Social Capital Hedosophia Holdings Corp. III, Asclepius Merger Sub Inc. and Clover Health Investments, Corp. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2021).

2	Amendment to the Agreement and Plan of Merger, dated as of December 8, 2020. (Incorporated by reference to Exhibit 2.1(a) to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2021).

3	Amended and Restated Registration Rights Agreement, dated as of January 7, 2021, by and among the Clover Health Investments, Corp., SCH Sponsor III LLC, certain former stockholders of Clover Health Investments, Corp., Dr. James Ryans, Jacqueline D. Reses and the other parties thereto. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2021).

4	Amended and Restated Bylaws of Clover Health Investments, Corp. (Incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 19, 2021	/s/ Vivek Garipalli
Vivek Garipalli